

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

<u>Via E-mail</u>
Tom Naratil
Chief Financial Officer
UBS Group AG
677 Washington Boulevard
Stamford, Connecticut 06901

> **Re: UBS Group AG**
> **Draft Registration Statement on Form F-4**
> **Submitted June 17, 2014**
> **And Documents Incorporated by Reference**
> **CIK No. 0001610520**

Dear Mr. Naratil:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Draft Registration Statement on Form F-4</u>

1. We note that you have submitted a request for exemptive relief from certain US tender offer rules in connection with the exchange offer. We are continuing to process and consider that request. Please note that by issuing these comments, we are not taking a position with respect to your separate request. Further, we will likely issue additional comments as revisions are made to the exemptive letter. Please confirm your understanding in a response letter.

2.   Please see our comment above. Please confirm that you will conform the statements made in the registration statement to the parameters outlined in your request letter and to relief, if any, that is granted.

3.   We note that the exchange offer is to acquire "any and all issued registered shares" of UBS AG. Please tell us what "registered" means in this context. We note the description of your capital structure on page 259 of your 2013 Form 20-F. To the extent that "registered" means recorded in your share register, explain to us how the shares that are not registered in the share register will be treated in the exchange offer.

Cover Page

4.   State the minimum tender condition of 90% on the cover page of the offer materials.

Questions and Answers about the Exchange Offer, page 1

What are the conditions to the exchange offer?, page 3

5.   You indicate that the conditions specified in clauses 2, 4 and 5 may not be waived. It is unclear how you can proceed without the approvals identified in clause 3. Please explain.

What will happen if the minimum acceptance condition is waived?, page 3

6.   Since you are conducting an exchange offer, please consider the possibility that if you waive the minimum acceptance condition to a level where you are not able to squeeze out remaining minority shareholders of UBS, you may be required to disseminate additional amended offer materials and extend the offering period beyond the five beyond five additional business days to allow shareholders time to understand the changes made. Please confirm your understanding.

7.   If possible, revise to provide parameters regarding the possible reduction or waiver of the minimum acceptance condition. For example, is there a level below which you will not go?

8.   The offer materials should be revised where appropriate to discuss your plans for and ability to conduct a second-step transaction at the lowest possible minimum acceptance condition contemplated. In addition, any barriers to achieving the stated purpose of the offer at this lower acceptance level should be explained.

Can I participate in the Swiss offer?, page 7

9.   Since US persons may participate in the Swiss offer, tell us how you calculated the number of UBS Group AG shares used to calculate the filing fee. This is not clear from footnote (1) to the fee table on the facing page of the registration statement.

<u>If I decide not to tender, how will the exchange offer affect my UBS Shares?, page 8</u>

10.   The disclosure here is confusing because it seems to imply that UBS and the market for its shares may continue to exist after the offer. While this may be the case, if you complete the offer subject to the 90% minimum tender condition, there will be no market for USB shares going forward and remaining minority shareholders will be squeezed out. Please revise to clarify.

<u>Background of the Exchange Offer, page 35</u>

11.   Please identify the members of the Group Executive Board who were involved in the events described in this section.

12.   Refer to the following sentence on page 36: "At this meeting, the GEB discussed the ways in which the implementation of a holding company structure, potentially including the separation of certain divisions into a separate subsidiary, could address regulatory requirements, provide strategic flexibility for the Group and enhance transparency and accountability of the business divisions." Please describe the GEB's rationale with respect to how a holding company structure would enhance transparency and accountability of the business divisions, as compared to an organizational structure in which the business divisions are housed within a single legal entity.

13.   We note your disclosure that currently your business divisions and Corporate Center operate primarily out of UBS AG, as opposed to separate legal entities, and that you are transitioning towards having "legal entities more closely aligned with business divisions and regional operations." Please describe in greater detail the downside risk of subsidiarization considered by your GEB and board of directors. We note, for instance, the statement on page 54 of your 2013 Form 20-F that "'[s]ubsidiarization' in Switzerland and elsewhere may create operational, capital, funding and tax inefficiencies and increase our and counterparties' credit risk." Similarly, we note the statement on page 56 of your Form 20-F that "[s]uch structural changes may negatively impact our ability to benefit from synergies between business units[.]" Please explain each one of these aspects.

14.   Please describe in greater detail "the concessions that would be required from FINMA and the effects of the UK bank tax levy" to which you refer on page 37. Describe the FINMA rulings that you sought.

15.   Please describe in greater detail the "ratings implications" considered by your GEB and board of directors.

16.   Please describe in greater detail the GEB's assessment of the proposed ring-fenced entity referenced on page 41.

17.   Please describe in greater detail the changes that the GEB and board of directors considered making to "the investment banking booking model." We note, for instance,

the following disclosure on page 55 of your 2013 Form 20-F: "For example, we have significant operations in the UK and currently use UBS AG's London branch as a global booking center for many types of products. We are being required by the UK Prudential Regulatory Authority and by FINMA to increase very substantially the capitalization of our UK bank subsidiary, UBS Limited, and expect to be required to change our booking practices to reduce or even eliminate our utilization of UBS AG London branch as a global booking center for the ongoing business of the Investment Bank." Explain the rationale for this change. Also explain the terms "booking practices" and "global booking center."

18.   Refer to the following sentence on page 42: "On April 30, 2014, members of the project team updated the board of directors on the possibility of establishing a group holding company and briefed the board on two alternative means for achieving a group holding company structure—the first being a share-for-share exchange offer and the second being the conversion of UBS into a holding company by means of a push-out." Please clarify whether the GEB and/or the board of directors considered any other "ways of achieving a group holding company effect." Describe the pros and cons of those two options and any other strategic alternatives considered, and explain why the board ultimately decided on the share-for-share exchange offer. Also explain the term "push-out."

Purpose of the Exchange Offer, page 42

19.   Please explain how the series of measures which UBS plans to undertake will "insulate[] parts of the group to exposure from risks arising in other parts of the group[.]"

20.   Refer to the following sentence on page 43: "We anticipate that the exchange offer and the other measures already announced will allow UBS Group to qualify for a reduction in the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss 'too-big-to-fail' requirements." Please explain and quantify the estimated reduction.

Plans for UBS After the Exchange Offer, page 43

21.   Please clarify whether you will still propose the supplementary return to shareholders if you do not complete the exchange offer.

Material Tax Considerations, page 58

22.   We note the disclosure on page 64 that the post-closing dividend "should" be treated, for U.S. federal income tax purposes, as a dividend or a distribution with respect to UBS Group Shares but that it is possible that the post-closing dividend "could instead be treated as additional consideration to be received by former shareholders of UBS pursuant to the exchange transaction." Please disclose the reasons for counsel's uncertainty, the degree of uncertainty, and the tax consequences in the event that the dividend is treated as additional consideration in the exchange transaction. Also clarify whether there is any such issue with respect to the anticipated post-closing dividend

under the Swiss tax laws. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section III.C.4, available on our website at: http://www.sec.gov/interps/legal/cfslb19.htm.

Exhibit 5.1

II Assumptions

23.   With respect to the New Shares, it appears that counsel is assuming matters relating to corporate actions to be taken in the future and, moreover, is assuming that such actions will be undertaken "in compliance with Swiss law" instead of opining on those matters. For example, we note the assumptions in paragraph (a) that the registrant's sole shareholder "will duly and validly resolve" on the share increase and that the registrant's board "will duly and validly resolve" on the implementation of the share increase and issuance, all actions which appear to be within the registrant's control and which underlie the opinion that the shares will be legally issued, fully paid and non-assessable. Please obtain and file a revised opinion that does not include any inappropriate assumptions. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section II.B, available on our website.

III Opinions

24.   It appears that counsel is opining on only the New Shares, as opposed to the Existing Shares and the New Shares. We note from the first page of the opinion letter, however, that "[t]he Shares subject to the Registration Statement will be comprised of … the 'Existing Shares' and … the 'New Shares.'" Please explain to us why an opinion covering the Existing Shares is unnecessary, or alternatively obtain and file a revised opinion covering both.

V Reliance

25.   Refer to the following sentence: "This legal opinion letter is furnished by us, as special Swiss legal counsel to the Company, in connection with the filing of the Registration Statement, and, except as provided in the immediately preceding paragraph, it may not be used by, copied by, circulated by, quoted by, referred to, or disclosed to any party or for any other purpose without our prior written consent." Please obtain and file a revised opinion that contains no language suggesting a limitation on the ability of investors to rely on the opinion.

26.   Refer to the following sentence: "This legal opinion letter may only be relied upon on the express condition that any issues of interpretation or liability arising hereunder will be governed by the laws of Switzerland." Please obtain and file a revised opinion that does not include this provision. The obligation to file this opinion arises under U.S. law, and it is inappropriate for counsel to include a provision that may operate as a disclaimer or waiver of rights. See Exchange Act Section 29(a).

Form 20-F for Fiscal Year End December 31, 2013

Statement of Comprehensive Income, page 351

27.   We note that you have classified the foreign currency movements related to comprehensive income attributable to non-controlling interests and comprehensive income attributable to preferred noteholders as part of the components of other comprehensive income that will not be reclassified to the income statement. Please tell us the drivers of these foreign currency translation amounts for these categories and provide your analysis of the guidance in IAS 21 that supports your presentation.

Notes to the Consolidated Financial Statements, page 359

Note 26 – Offsetting Financial Assets and Financial Liabilities, page 452

28.   We note the line items titled cash collateral receivables on derivative instruments and cash collateral payables on derivative instruments in your offsetting tables, as well as footnote 1 to the table describing what this balance represents. Given the description in footnote 1, please tell us why in all cases the amount of balance sheet netting with gross assets and gross liabilities exactly offsets in each period for this category.

Note 30 – Interests in Subsidiaries and Other Entities, page 481

a) Interests in subsidiaries, page 481

29.   We note that you provide tabular disclosure of your wholly-owned subsidiaries on pages 481 – 482; however, we could not locate any disclosures about the types of structured entities that you consolidate other than your general consolidation accounting policy on page 360. Please consider revising your future filings to provide more specific disclosure about the types of structured entities that you consolidate (e.g., managed investment funds, client investment entities, etc.) and the key factors that trigger consolidation. Please also revise your future filings to provide the disclosures required by paragraphs 14-17 of IFRS 12 related to the risks associated with your interests in such consolidated structured entities.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or Stephanie J. Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3830 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski for

Suzanne Hayes
Assistant Director

cc: Via E-mail
        David Kelly
        UBS AG

        David Rockwell
        Sullivan & Cromwell LLP